                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                           Epoch Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Epoch Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                    Redeemable Common Stock Purchase Warrants
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   294273-11-5
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Fred Craves, Ph.D.
                             Chief Executive Officer
                           Epoch Pharmaceuticals, Inc.
                         1725 220th Street, S.E. No. 104
                            Bothell, Washington 98021
                                 (206) 485-8566


                                 with a copy to:

                             Lawrence B. Cohn, Esq.
                        Stradling, Yocca, Carlson & Rauth
                           A Professional Corporation
                      660 Newport Center Drive, Suite 1600
                      Newport Beach, California 92660-6441
                                 (714) 725-4000

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                  March , 1997
--------------------------------------------------------------------------------
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee


------------------------------------- ----------------------------------
           Transaction
            Valuation*                       Amount of Filing Fee
             $494,500                                 $100
------------------------------------- ----------------------------------

* Calculated pursuant to Rule 0-11(b)(2) based upon the market value of the Public Warrants proposed to be acquired by Epoch Pharmaceuticals, Inc. as of March 10, 1997, which, based upon the average of the bid and ask prices as of March 10, 1997, was $.172 per Public Warrant.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:
                            ----------------------------------------------------

    Form or Registration No.:
                             ---------------------------------------------------

    Filing Party:
                 ---------------------------------------------------------------

    Date Filed:
                 ---------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         (a) The name of the Issuer is Epoch Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is 1725 220th Street, No. 104, Bothell, Washington 98021.

         (b) The exact title and amount of the class of securities being sought are any or all Redeemable Common Stock Purchase Warrants of the Company, which were issued by the Company in its initial public offering on September 29, 1993 (the "Public Warrants"). As of March 3, 1997, there were 2,875,000 Public Warrants outstanding held by 22 record holders. Each Public Warrant entitles the holder to purchase one share of the Company's common stock, par value $.01 per share (the "Common Stock"), until September 29, 1998, at an exercise price equal to $6.50 per share of Common Stock, subject to certain adjustments. The Public Warrants are redeemable, in whole but not in part, for $.05 per Public Warrant, at the option of the Company, upon 30 days' written notice at any time after the current market price of the Company's Common Stock has been at least 140% of the then effective exercise price of the Public Warrants for 30 consecutive business days ending within 15 days of the date of the notice of redemption.

         The Company offers to exchange for every two Public Warrants one new warrant to purchase one share of the Company's Common Stock until June 20, 2001, at an exercise price of $2.50 per share of Common Stock, subject to certain adjustments (the "Exchange Warrants"). The Exchange Warrants are redeemable for $.05 per Exchange Warrant, at the option of the Company, upon 30 days' written notice, at any time after the last sale price of the Company's Common Stock has been at least 150% of the then effective exercise price of the Exchange Warrants for 20 consecutive business days ending within 15 days of the notice of redemption.

         The following officers, directors and affiliates of the Company own Public Warrants:


                                                    Number of Public Warrants
Name and Title                                             Beneficially Held
--------------                                      --------------------------
Biotechnology Investment Group L.L.C. (1)                     966,400


(1) Biotechnology Investment Group, L.L.C. ("BIG") is a limited liability company which invests in and otherwise deals with securities of biotechnology and other companies. The members of BIG are (i) the managing member, Collinson Howe Venture Partners, Inc. ("CHVP"), an investment management firm of which Jeffrey J. Collinson is President, sole director and majority stockholder and Timothy F. Howe is a Vice President and a stockholder, (ii) The Edward Blech Trust ("EBT"), a trust for the benefit of the minor child of David Blech, a financial advisor to the Company, and (iii) Wilmington Trust Company ("WTC"), as voting trustee under a voting trust agreement (the "Voting Trust Agreement"), among WTC, BIG and BIO Holdings, L.L.C. ("Holdings"). The managing member of BIG is CHVP. Each of Citibank, N.A. ("Citibank") and Holdings has the right pursuant to the Voting Trust Agreement to direct the actions of WTC as a member of BIG. WTC, as the member holding a majority interest in Holdings, has the right to direct the actions of Holdings under the Voting Trust Agreement. Citibank, pursuant to a separate voting trust agreement among WTC, David Blech and Holdings, has the right to direct the actions of WTC as a member of Holdings with respect to the rights of Holdings under the Voting Trust Agreement. By virtue of their status as members of BIG, each of CHVP and EBT may be deemed the beneficial owner of all shares held of record by BIG (the "Biotechnology Group Shares"). By virtue of his status as the majority owner and controlling person of CHVP, Jeffrey J. Collinson may also be deemed the beneficial owner of the Biotechnology Group Shares. Each of CHVP, EBT and Jeffrey J. Collinson disclaims beneficial ownership of any Biotechnology Group Shares except to the extent, if any, of such person's actual pecuniary interest therein.

         (c) Trading activity with respect to the Company's Public Warrants has been limited and sporadic and would not constitute an "established trading market."

         From September 29, 1993 until September 30, 1994, the Company's Public Warrants traded on the Nasdaq National Market and, since September 30, 1994, have been quoted on the OTC Bulletin Board. The following table presents quarterly information on the high and low sale prices of the Public Warrants based on closing transactions until September 30, 1994 as reported by the Nasdaq National Market, and the high and low bid prices of the Public Warrants quoted on the OTC Bulletin Board since that date during each specified period:

                        1996 Prices         1995 Prices        1994 Prices
                        -----------         -----------        -----------
                       High      Low      High       Low      High      Low
                     ----------------   ------------------  -------------------
First Quarter        0.1       0.09     0.015625  0.015625  1.75      0.075
Second Quarter       0.5       0.125    0.03125   0.03125   1.3125    0.75
Third Quarter        0.25      0.125    0.046875  0.03125   1.00      0.375
Fourth Quarter       0.21875   0.125    0.03125   0.03125   0.078125  0.015625

         (d)      Not applicable.



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

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration offered by the Company upon the exchange of each two Public Warrants is one Exchange Warrant. In the event an odd number of Public Warrants is surrendered for exchange by the holders thereof, cash in an amount equal to the fair market value of one Public Warrant will be issued in lieu of a fractional Exchange Warrant.

         (b)      Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         The purpose of the Company's offer to exchange the Public Warrants for the Exchange Warrants is to provide the holders of the outstanding Public Warrants with an opportunity to profit from the purchase thereof. The exercise price of the Exchange Warrants reflects more closely the current market value of the Company's Common Stock. Accordingly, the Company believes that holders of the Exchange Warrants will have a better opportunity to exercise their warrant rights. The exchange also increases the likelihood that the Company will realize cash proceeds from the exercise of warrants for use in the Company's operations. To the extent that any Public Warrants are exchanged by the Company at the option of the holders thereof, the Public Warrants will be retired.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

         To the Company's knowledge, there have been no transactions involving the Public Warrants effected during the past 40 business days by the Company, any executive officer or director of the Company or any other person in control, directly or indirectly, of the Company.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

         None.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The Company has not retained any person to make solicitations or recommendations in connection with the exchange of the Public Warrants by the holders thereof.

ITEM 7.  FINANCIAL INFORMATION

         (a) Reference is hereby made to the financial information of the Company in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, filed with the Commission on April 11, 1996, and its Quarterly Reports on Form 10-QSB for the fiscal quarter ended March 31, 1996, filed with the Commission on May 10, 1996, for the fiscal quarter ended June 30, 1996, filed with the Commission on August 13, 1996 and for the fiscal quarter ended September 30, 1996, filed with the Commission on November 14, 1996, all of which are incorporated by reference herein.

         (b)      Not applicable.



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

ITEM 8.  ADDITIONAL INFORMATION

         (a)      None.

         (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the possible exchange by the Company of the Exchange Warrants for the Public Warrants other than compliance with Section 13(e)(1) of the Securities Exchange Act of 1934 and Rules 13e-1 and 13e-4 promulgated thereunder and applicable state securities laws.

         (c)      Not applicable.

         (d)      None.

         (e)      None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

               (99.1)      Notice of Optional Exchange to Holders of Public
                           Warrants.

               (99.2)      Letter of Transmittal.

               (99.3) Prospectus dated December 9, 1996 relating to the Common Stock into which the Public Warrants are exercisable, which was filed with the Commission in connection with the Company's Post-Effective Amendment No. 2 on Form S-3 to Form SB-2, Registration No. 33-66742, declared effective by the Commission on December 10, 1996.

               (99.4)* The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, filed with the Commission on April 11, 1996.

               (99.5)* The Company's Quarterly Reports on Form 10-QSB for the quarter ended March 31, 1996, filed with the Commission on May 10, 1996, for the quarter ended June 30, 1996, filed with the Commission on August 13, 1996 and for the quarter ended September 30, 1996, filed with the Commission on November 14, 1996.

               ----------
               * Previously filed.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 12, 1997           EPOCH PHARMACEUTICALS, INC.


                                By:  /s/ SANFORD S. ZWEIFACH
                                   ---------------------------------------------
                                    Sanford S. Zweifach, President and
                                    Chief Financial Officer

                                  Exhibit Index

Exhibit
Number         Description                                                        Page
------         -----------                                                        ----
(99.1)         Notice of Optional Exchange to Holders of Public Warrants.

(99.2)         Letter of Transmittal.

(99.3) Prospectus dated December 9, 1996 relating to the Common Stock into which the Public Warrants are exercisable, which was filed with the Commission in connection with the Company's
               Post-Effective Amendment No. 2 on Form S-3 to Form SB-2,
               Registration No. 33-66742, declared effective by the Commission on December 10, 1996.

(99.4)* The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, filed with the Commission on April 11,
               1996.

(99.5)* The Company's Quarterly Reports on Form 10-QSB for the quarter ended March 31, 1996, filed with the Commission on May 10, 1996, for the quarter ended June 30, 1996, filed with the Commission on August 13, 1996 and for the quarter ended September 30, 1996, filed with the Commission on November 14, 1996.

----------
* Previously filed.

